SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G/A
            Under the Securities Exchange Act of 1934


                      Unisys Corporation
                        (Name of Issuer)

                 Common Stock ($0.01 par value)
                 (Title of Class of Securities)

                           909214108
                         (CUSIP Number)

                       December 31, 2008 Year End
      (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1(b)
        [X] Rule 13d-1(c)
        [ ] Rule 13d-1(d)

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No.   909214108
_________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Joseph L. Harrosh ###-##-####
_________________________________________________________________

 2   CHECK THE APPROPRIATE BOX                         (a) [ ]
     IF A MEMBER OF A GROUP (See Instructions)         (b) [ ]
_________________________________________________________________

3    SEC USE ONLY
_________________________________________________________________

4    CITIZENSHIP OR PLACE OF ORGANIZATION         United States
_________________________________________________________________
                                   |
                                   |  (7) SOLE VOTING POWER
                                   |      22,456,789 SHARES
                                   |_____________________________
                                   |
                                   |  (8)    SHARED VOTING POWER
                                   |         -0-
NUMBER OF SHARES BENEFICIALLY      |_____________________________
OWNED BY EACH REPORTING            |
PERSON WITH                        |  (9) SOLE DISPOSITIVE POWER
                                   |      22,456,789 SHARES
                                   |_____________________________
                                   |
                                   | (10)    SHARED DISPOSITIVE
                                   |         POWER
                                   |         -0-
___________________________________|_____________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     22,456,789 SHARES COMMON STOCK ($0.01 PAR VALUE).
_________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                      [ ]
_________________________________________________________________
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):6.1990% PER FORM 10Q FOR THE QUARTERLY PERIOD ENDING SEPT 30, 2008 there were 362,267,381 shares of Unisys Corporation $0.01 par value common stock as of SEPT 30, 2008.

_________________________________________________________________

14   TYPE OF REPORTING PERSON                               IN
_________________________________________________________________
Item 1.
          (a)  Name of Issuer:
               UNISYS CORPORATION
          (b)  Address of Issuer's Principal Executive Offices:
               UNISYS WAY
               BLUEBELL, PA 19424
               PHONE - (215) 986-4011
Item 2.
          (a)  Name of Person Filing:
               Joseph L. Harrosh
          (b)  Address of Principal Business Office:
               P.O. Box 6009
	       Fremont, CA 94538
               (925) 523-3323

          (c)  Citizenship:
               United States
          (d)  Title of Class of Securities:
               Common Stock ($0.01 par value)
          (e)  CUSIP Number:
               909214108

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
          (b) [ ]  Bank as defined in Section 3(a)(6) of the Act
          (15 U.S.C. 78c).
          (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
          (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
          (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
          (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
          (g) [ ]  A parent holding company or control person in accordance with
          Section 240.13d-1(b)(1)(ii)(G);
          (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
          (j) [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership

          Provide the following information regarding the aggregate
number and percentage of the class of securities of the issuer identified in Item 1.
          (a)  Amount beneficially owned:       22,456,789 SHARES
          (b)  Percent of class:                      6.1990%
          (c)  Number of Shares as to which the person has:
               (i)    Sole power to vote or to direct to vote:
                      22,456,789 SHARES
               (ii)   Share power to vote or to direct to vote:
                      0   Shares
               (iii)  Sole power to dispose or to direct the disposition of:
                      22,456,789 SHARES
               (iv)   Shared power to dispose or to direct the disposition of:
                      0   Shares

Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of empolyee benefit plan pension fund endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.   Identification and Classification of Memebers of the Group

          If a group has filed this schedule pursuant to Section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each memeber group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member group.

Item 9.   Notice of Dissolution of Group

          Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See item 5

Item 10.  Certification

          (a) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securites and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

          (b) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):


          By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 7, 2009
                                   /s/ JOSEPH L. HARROSH